EXHIBIT 1
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share	Amount of Shares Bought/(Sold)
Northern Right Capital (QP), L.P.
07/14/2025	Sell	Common Stock	$2.0701	(207,570)
07/14/2025	Sell	5.0% Convertible Senior PIK Note due 2030	Par	(94,415)
Northern Right Long Only Master Fund LP
07/14/2025	Buy	Common Stock	$2.0701	207,570
07/14/2025	Buy	5.0% Convertible Senior PIK Note due 2030	Par	94,415